T. Mark Kelly mkelly@velaw.com Tel 713.758.4592 Fax 713.615.5531

November 3, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C.  20549-3628
Attn:  Daniel F. Duchovny, Special Counsel, Office of Mergers and Acquisitions

Re:	Energy XXI (Bermuda) Limited
Schedule TO-I filed October 21, 2010
SEC File No. 005-82736

Dear Mr. Duchovny:

Set forth below are the responses of Energy XXI (Bermuda) Limited, a Bermuda corporation (the “Company”), to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 27, 2010, with respect to the Company’s Schedule TO-I filed October 21, 2010, File No. 005-82736 (the “Schedule TO-I”).  The Company has filed Amendment No. 1 to the Schedule TO-I (the “Amendment”) to respond to the Staff’s comments with respect to the Schedule TO-I.  The Amendment includes a First Supplement to the Offer to Exchange (the “First Supplement”), which is filed as Exhibit (a)(1)(v) thereto.  For your convenience, the exact text of the comments provided by the Staff has been included in italicized type preceding each response in the order presented in the comment letter. Each response below has been prepared and is being provided by the Company, which has authorized us to respond to the Staff’s comments on its behalf.

Schedule TO

1.           Please tell us why you believe that Rule 13e-3 is not applicable to this tender offer.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Shanghai Tokyo Washington	First City Tower, 1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 Tel +1.713.758.2222 Fax +1.713.758.2346 www.velaw.com

November 3, 2010 Page 2

Response:

Rule 13e-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is not applicable to the offer because the offer will not:

•
cause any class of equity securities of the Company which is subject to Section 12(g) or Section 15(d) of the Exchange Act, to become eligible for termination of registration under Rule 12g-4 or Rule 12h-6 of the Exchange Act or cause the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6 of the Exchange Act; or suspension under Rule 12h-3 or Section 15(d) of the Exchange Act; or

•
cause any class of equity securities of the Company which is either listed on a national securities exchange or authorized to be quoted in inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted in an inter-deal quotation system of any registered national securities association.

There are currently 22 holders of record of the Company’s 7.25% Convertible Perpetual Preferred Stock (the “Preferred Stock”) subject to the tender offer.  Based upon this information, it is not possible for the offer to cause the Preferred Stock to have less than 300 record holders as required by the first element of the test set forth in Rule 13e-3.

The Preferred Stock subject to the tender offer is not listed on a national securities exchange, nor is it quoted on an inter-dealer quotation system of any registered national securities association.  Accordingly, the offer will not cause the delisting of the Preferred Stock from a national securities exchange, nor the termination of quotation of the Preferred Stock on any registered national securities association.  The offer will not have any effect on the Company’s status as a reporting company under the Exchange Act.

2.           Please revise your disclosure responsive to Items 3, 4(b), 5(b), 7, and 8(a) of Schedule TO-I to include this disclosure in the offer document as delivered to security holders.

Response:

The Offer to Exchange filed as Exhibit (a)(1)(i) to the Schedule TO-I (the “Offer to Exchange”) has been amended by the First Supplement to include disclosure responsive to Items 3, 4(b), 7 and 8(a) of Schedule TO.  This disclosure may be found under the following headings in the First Supplement:

November 3, 2010 Page 3

•	Item 3: “Identity and Background of Our Officers and Directors”

•	Item 4(b): “Identity and Background of Our Officers and Directors”

•	Item 7: “Source of Payment of the Exchange Offer Consideration”

•	Item 8(a): “Identity and Background of Our Officers and Directors”

Based upon our conversation with the Staff on November 2, 2010, we understand that the comment with respect to Item 5(b) of the Schedule TO-I has been withdrawn.

Offer to Exchange

Cover page

3.           In light of the Early Tender Consideration offer term, please provide us your detailed legal analysis of your compliance with the best-price provisions of Rule 13e-4(f)(8)(ii).  Alternatively, revise your offer.

Response:

The Offer to Exchange has been amended by the First Supplement to comply with the best-price provisions of Rule 13e-4(f)(8)(ii).  Pursuant to the amended Offer to Exchange, all shares of the Preferred Stock properly tendered (and not validly withdrawn) and accepted by us by Midnight, New York City time, on November 18, 2010 (the “Expiration Date”) will receive the same amount of consideration.  This disclosure may be found on the cover page of the First Supplement as well as under the heading “Amended Terms of the Exchange Offer — Adjustment of the Expiration Consideration” on page 4 of the First Supplement.

November 3, 2010 Page 4

Summary, page 6

4.           We note that the exchange agreements described on page 6 appear to have been effected at an exchange ratio higher than that offered in this tender offer. With a view toward revised disclosure, please tell us whether those agreements were with affiliates of the company.

Response:

We hereby confirm on behalf of the Company that none of the exchange agreements described on page 6 of the Offer to Exchange were entered into with affiliates of the Company.

Summary Consolidated Financial Data, page 35

5.           Please disclose the book value information required by Item 1010(c)(5) of Regulation M-A.

Response:

The Offer to Exchange has been amended by the First Supplement to include disclosure of the book value information required by Item 1010(c)(5) of Regulation M-A.  This disclosure may be found in the last sentence under the heading, “Capitalization,” on page 8 of the First Supplement.

Conditions to the Tender Offer, page 43

6.           We note your disclosure in the first paragraph of page 43. It appears that the determination of this condition is within your control. The ability of the issuer to determine whether a condition has occurred may render the offer illusory. Please revise to clarify.

November 3, 2010 Page 5

Response:

The conditions of the exchange offer have been amended by the First Supplement to clarify the referenced paragraph in the Offer to Exchange.  This disclosure may be found on the Cover page of the First Supplement and under the heading “Amended Terms of the Exchange Offer — Conditions to the Exchange Offer — Condition of Acceptance” on page 4 of the First Supplement.

7.           Please clarify the first sentence of the second paragraph on page 43. Given that all conditions must be satisfied or waived as of the expiration of the offer and acceptance of tendered securities, the reference to securities “not previously accepted” appears to be confusing.

Response:

The conditions of the exchange offer have been amended by the First Supplement to clarify the referenced paragraph in the Offer to Exchange.  This disclosure may be found on the cover page of the First Supplement and under the heading “Amended Terms of the Exchange Offer — Conditions to the Exchange Offer — Amendment, Non-Acceptance, Termination or Waiver” on page 4 of the First Supplement.

8.           Refer to the disclosure in the penultimate paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Response:

We hereby confirm on behalf of the Company its understanding that if a condition is triggered and the Company decides to proceed with the offer, such action would constitute a waiver of the triggered condition.  If such waiver is material, the Company acknowledges that it may be required to extend the offer and recirculate disclosure to the holders of the Preferred Stock.  We have provided amended disclosure on the cover page and under the heading “Amended Terms of the Exchange Offer — Conditions to the Exchange Offer — Amendment, Non-Acceptance, Termination or Waiver” on page 4 of the First Supplement to confirm this understanding.

November 3, 2010 Page 6

9.           Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform security holders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration, Please confirm the company’s understanding in your response letter.

Response:

We hereby confirm on behalf of the Company that if a condition is triggered by events that occur during the offer period, the Company would inform the holders of the Preferred Stock how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration of the offer period.  We have provided amended disclosure on the cover page and under the heading “Amended Terms of the Exchange Offer — Conditions to the Exchange Offer — Amendment, Non-Acceptance, Termination or Waiver” on page 4 of the First Supplement to confirm this understanding.

Material United States Federal Income Tax Considerations, page 68

10.         Provide an analysis supporting your reference to Treasury Department Circular 230 or delete the legend.

Response:

The reference to Treasury Department Circular 230 on page 68 of the Offer to Exchange has been removed by the First Supplement.  The conforming language may be found under the heading “Material United States Income Tax Considerations” on page 13 of the First Supplement.

November 3, 2010 Page 7

Pursuant to your request, in connection with responding to these comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or with respect to the Schedule TO-I, the Amendment or the First Supplement to Mark Kelly at (713) 758-4592 or Ryan Tarkington at (713) 758-2871.

T. Mark Kelly

Cc:	David West Griffin, Energy XXI (Bermuda) Limited